FOR IMMEDIATE RELEASE     Contact-Guy Marcus      Barbara Johnson
July 25, 1997             VP-Inv. Rel.            Media Rel.
                          214/978-2691            713/676-8097

BROWN & ROOT-MURPHY AWARDED PIPELINE CONSTRUCTION
CONTRACTS IN BOLIVIA AND BRAZIL

DALLAS, Texas -- Brown & Root-Murphy LLC, a joint venture equally owned by Halliburton Company's (NYSE:HAL) Brown & Root Energy Services business unit and Murphy Bros. Inc.'s Murphy Bros. International, has been awarded two pipeline construction contracts in consortium with local partners as part of the Bolivia-Brazil Gas Pipeline Project. The two contracts for Petrobras, Brazil's state-owned oil and gas company, are valued at about $90 million and $110 million apiece.

     The contract for Bolivia  consists of the  construction  of 557  kilometers
(km) of 32-inch diameter pipeline from Rio Grande, Bolivia to the Bolivia-Brazil border, near Puerto Aguirre, Bolivia. The consortium BRM-CPB, a venture between Brown & Root- Murphy (70%) and Consorcio Petrolero Boliviano of Santa Cruz Bolivia (30%), is scheduled to complete the project by December 1998.

     The contract for Brazil consists of the engineering, design, project management, procurement and construction of 522 km of 32- inch diameter pipeline from the Bolivia-Brazil border near Corumba, to a point southeast of Campo Grande, Brazil. The consortium Camargo Correa-Brown & Root-Murphy, equally owned by Brown & Root-Murphy and Camargo Correa of Sao Paulo, Brazil, is scheduled to complete the project by January 1999.

     "We are extremely pleased to be involved in constructing 1,079 km out of the total 1,815 km of Phase I for Bolivia-Brazil Pipeline Project," said Dave Lesar, president and chief operation officer of Halliburton Company. "Acquisition of these contracts establishes Brown & Root-Murphy as a major player in the international pipeline construction arena."

     In early 1996, Brown & Root Energy Services combined its international project management and engineering skills with Murphy's onshore pipeline construction expertise to seek international projects as a joint venture activity.

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     Murphy   International,   Inc.,   is  an  affiliate  of  the  East  Moline,
Illinois-based Murphy Bros., Inc., one of North America's largest onshore pipeline contractors and owners of a large fleet of specialized land pipeline equipment.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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